Exhibit 99.1

Azure Power Wins 200 MWs in SECI Auction

New Delhi, January 9, 2018: Azure Power (NYSE: AZRE), one of India’s leading independent solar power producers, announced it has won a 200 megawatt (MW) solar power project through an auction conducted by Solar Energy Corporation of India (SECI), a Government of India enterprise and a company with a AA+ debt rating by ICRA, a Moody’s Company. Azure Power will sign a power purchase agreement with SECI to supply power at a tariff of INR 2.48 (~US$ 0.04) per kWh for 25 years. The solar plant will be set up at Bhadla Solar Park in Rajasthan and is likely to be commissioned in 2019.

The 200 MW allocation is the largest by SECI in this auction, 80% of the total. Azure Power has a long history of developing and operating solar power plants with SECI. In 2015, Azure Power developed a 100 MW solar power plant outside a solar park in the state of Rajasthan, which was SECI’s first allocation and also the largest solar power project under India’s National Solar Mission at commissioning. Today, Azure Power stands with over a 400 MW portfolio with SECI.

Speaking on this occasion, Inderpreet Wadhwa, Founder and Chief Executive Officer, Azure Power said, “Our long history of superior solar power operations with SECI right from the inception of National Solar Mission has contributed to our success of procuring one of the largest solar power contracts with SECI. We are delighted to make this contribution towards realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer in India with a portfolio of over 1,600 MWs across several states and union territories. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power